Exhibit 12.1

Envestnet, Inc.

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Unaudited

(Dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$1,043	$10,580	$907	$944	$9,863	$9,788
Add: Fixed charges	979	1,763	1,387	822	652	559

Income before income taxes and fixed charges	$2,022	$12,343	$2,294	$1,766	$10,515	$10,347

Fixed Charges:
Interest expensed and capitalized	$—	$786	$564	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
An estimate of the interest within rental expense (1)	979	977	823	822	652	559

Total fixed charges	$979	$1,763	$1,387	$822	$652	$559

Ratio of earnings to fixed charges	2.07	7.00	1.65	2.15	16.13	18.51

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Earnings:
Income before income taxes	$1,043	$10,580	$907	$944	$9,863	$9,788
Add: Fixed charges	979	1,763	1,649	1,266	770	559
Subtract: Preferred stock dividends (2)	—	—	(262)	(444)	(118)	—

Income before income taxes and fixed charges	$2,022	$12,343	$2,294	$1,766	$10,515	$10,347

Fixed Charges:
Interest expensed and capitalized	$—	$786	$564	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
An estimate of the interest within rental expense (1)	979	977	823	822	652	559
Preferred stock dividends (2)	—	—	262	444	118	—

Total fixed charges and preferred stock dividends	$979	$1,763	$1,649	$1,266	$770	$559

Ratio of earnings to combined fixed charges and preferred stock dividends	2.07	7.00	1.39	1.39	13.66	18.51

(1)	Interest is estimated by management to equal one-third of minimum rental payments under operating leases.
(2)	Preferred stock dividends are tax-effected at a rate of 37.8%, 38.4% and 42% for 2010, 2009 and 2008, respectively.